EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2015
Earnings:
Income before provision for income taxes	$19,662
Equity in losses of unconsolidated businesses	70
Dividends from unconsolidated businesses	28
Interest expense (1)	3,742
Portion of rent expense representing interest	772
Amortization of capitalized interest	142

Earnings, as adjusted	$24,416

Fixed Charges:
Interest expense (1)	$3,742
Portion of rent expense representing interest	772
Capitalized interest	405

Fixed charges	$4,919

Ratio of earnings to fixed charges	4.96

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.